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                                                                    EXHIBIT 99.1

                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.

FOR IMMEDIATE RELEASE


                      COOLBRANDS UPDATES PREVIOUS GUIDANCE

               Expects Earnings of approximately C$0.87 per share, including C$0.10 non-cash charge for stock-based compensation

Toronto, Canada, October 26, 2004 - CoolBrands International Inc. (TSX: COB.A) announced today that it expects to report earnings for the year ended August 31, 2004 of C$0.87 per share (on a fully-diluted basis) compared to the C$0.90 to C$0.97 per share guidance previously provided by the Company. This updated guidance reflects the Company's decision to take a non-cash compensation charge of C$0.10 per share related to stock options granted to the Company's Co-CEO and Co-Chairman.

CoolBrands' Co-CEO and Co-Chairman, who does not receive cash compensation directly from the Company, received stock option grants during 2004 for his service to the Company. The Company had believed that, for accounting purposes, these stock option grants could be characterized either as option grants to an employee or as option grants to a consultant, although the Company had believed that accounting for them as grants to an employee was the more appropriate accounting treatment. Under Generally Accepted Accounting Principles for that period, an option grant to an employee did not carry an immediate charge to earnings, while an option grant to a consultant carried an immediate charge against earnings.

However the Company, in consultation with its independent auditors, BDO Dunwoody LLP, has now determined that it is appropriate to follow CICA 3870 Stock-Based Compensation and Other Stock-Based Payments, FASB Interpretation Number 44, Accounting for Certain Transactions Involving Stock Compensation, and APB Opinion Number 25, and for purposes of accounting for grants of stock options, to treat the Company's Co-CEO and Co-Chairman as a consultant.

As a result, the Company is recording a non-cash pre-tax compensation charge of C$8,938,000 (or C$5,349,000 after tax) during fiscal 2004. For the first three months ended November 30, 2003, C$1,542,000 (pre-tax) is being reflected; C$484,000 (pre-tax) is being reflected in the three months ended February 29, 2004 and C$6,912,000 (pre-tax) is being reflected in the three months ended May 31, 2004. These charges will reduce the Company's earnings per diluted share from what the result would have been had stock options granted to him not have been expensed by approximately C$0.10 for the year-ended August 31, 2004.

Consistent with recent changes in Canadian GAAP, beginning in fiscal 2005 the Company will now expense the fair value of all stock options granted.





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The Company's financial statements for the first, second and third fiscal quarters of 2004 will be restated and refiled with the applicable securities regulatory authorities to give effect to this non-cash charge. The earnings per share for the first three quarters of fiscal 2004 will be impacted as follows:


 Earnings per share          Quarter 1          Quarter 2          Quarter 3
----------------------------------------------------------------------------

   Basic as reported           $0.14              $0.23              $0.34
   Diluted as reported         $0.14              $0.23              $0.34

   Basic as adjusted           $0.12              $0.22              $0.27
   Diluted as adjusted         $0.12              $0.22              $0.26


The Company expects to file amended interim financial statements reflecting the restatements set forth above by next week. Additionally, the Company intends to announce its fiscal 2004 and fourth quarter financial results, and provide an outlook and its plans for fiscal 2005, in the second half of November, 2004.

About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders





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for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts:

U.S. and International
Jeremy Fielding/Jon Morgan
Kekst and Company
(212) 521 4800

Canada
Robin Sears/Jaime Watt
Navigator Ltd.
(416) 642 6437